UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32410 / January 4, 2017

_____

In the Matter of   :
                                                                                          :
ALAIA MARKET LINKED TRUST   :
10 Corbin Drive   :
Darien, CT 06820   :
                                                                                          :
BEECH HILL SECURITIES, INC.   :
880 3rd Avenue, 16th Floor   :
New York, NY 10022-4730   :
                                                                                          :
 (812-14543)   :
_____   :

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A), (B) AND (C) OF
THE ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTIONS 17(a)(1) and (2) OF THE ACT

ALAIA Market Linked Trust and Beech Hill Securities, Inc. filed an application on
September 3, 2015, and amendments to the application on January 15, 2016, October 17,
2016, and November 22, 2016, requesting an order under section 12(d)(1)(J) of the
Investment Company Act of 1940 (the "Act") granting an exemption from sections
12(d)(1)(A), (B) and (C) of the Act, and under sections 6(c) and 17(b) of the Act granting
an exemption from sections 17(a)(1) and (2) of the Act. The order would permit certain
registered unit investment trusts to acquire shares of certain registered open-end
investment companies, registered closed-end investment companies and registered unit
investment trusts that are within and outside the same group of investment companies as
the acquiring unit investment trusts, in excess of the limits in section 12(d)(1) of the Act.

On December 8, 2016, a notice of the filing of the application was issued (Investment
Company Act Release No. 32384). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in and
consistent with the public interest and consistent with the protection of investors and the
purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A), (B) and (C) of the Act and under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and (2) of the Act by ALAIA Market Linked Trust and Beech Hill Securities, Inc. (File No. 812-14543) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary